UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

1 October 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Redpoint Bio Corporation

File No. 0-51708 -- CF# 25620

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      Redpoint Bio Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 13, 2010.

      Based on representations by Redpoint Bio Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   through June 29, 2015

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Timothy S. Levenberg
           Special Counsel